UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Consolidated Communications Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

209034107

(CUSIP Number)

Searchlight III CVL, L.P.

c/o Searchlight Capital Partners, L.P.

745 5th Avenue – 27th Floor

New York, NY 10151

Attention: Nadir Nurmohamed

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight III CVL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,338,753
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,338,753
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,338,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 116,003,311 shares of Common Stock outstanding as of February 27, 2024, based on information provided by the Issuer.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight III CVL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,338,753
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,338,753
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,338,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 116,003,311 shares of Common Stock outstanding as of February 27, 2024, based on information provided by the Issuer.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,658 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 87,658 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,658 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Common Stock that were granted as Issuer (as defined below) restricted share awards (“Company RSAs”) in connection with the service of Mr. Andrew Frey, a director of the Issuer designated by Searchlight III CVL, L.P., as a member of the Issuer’s board of directors. Includes 56,031 shares of Common Stock pursuant to Company RSAs that have vested and 31,627 shares of Common Stock subject to Company RSAs that will vest on December 5, 2024.

(2)	Based on 116,003,311 shares of Common Stock outstanding as of February 27, 2024, based on information provided by the Issuer.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,658 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 87,658 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,658 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Common Stock that were granted as Company RSAs in connection with the service of Mr. Andrew Frey, a director of the Issuer designated by Searchlight III CVL, L.P., as a member of the Issuer’s board of directors. Includes 56,031 shares of Common Stock pursuant to Company RSAs that have vested and 31,627 shares of Common Stock subject to Company RSAs that will vest on December 5, 2024.

(2)	Based on 116,003,311 shares of Common Stock outstanding as of February 27, 2024, based on information provided by the Issuer.

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being filed jointly by Searchlight III CVL, L.P., a Delaware limited partnership (“Searchlight III CVL”), Searchlight III CVL GP, LLC, a Delaware limited liability company and the general partner of Searchlight III CVL (“Searchlight III CVL GP”), Searchlight Capital Partners, L.P., a Delaware limited partnership (“Searchlight”) and Searchlight Capital Partners, LLC, a Delaware limited liability company and the general partner of Searchlight (“Searchlight GP” and, together with Searchlight III CVL, Searchlight III CVL GP and Searchlight, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D jointly filed by Searchlight III CVL and Searchlight III CVL GP with the Securities Exchange Commission (the “Commission”) on October 13, 2020 (as it may be amended from time to time, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”), of Consolidated Communications Holdings, Inc. (the “Issuer”). Initially capitalized terms used in this Amendment No. 7 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 21, 2024, the Issuer, its wholly owned subsidiary, Consolidated Communications, Inc. (“CCI”), as borrower, certain other wholly owned subsidiaries of CCI, as guarantors, and Searchlight CVL AGG, L.P., an affiliate of the Reporting Persons, as lender entered into that certain Term Loan Agreement, which consists of delayed draw term loans in the aggregate amount of $80.0 million, as described in further detail in the Issuer’s Current Report on Form 8-K filed with the Commission on March 27, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2024

SEARCHLIGHT III CVL, L.P.

By:	Searchlight III CVL GP, LLC
Its:	general partner

By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person

SEARCHLIGHT III CVL GP, LLC

By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person

SEARCHLIGHT CAPITAL PARTNERS, L.P.

By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person

SEARCHLIGHT CAPITAL PARTNERS, LLC

By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person